SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

May 2, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	JBDI Holdings Limited Amendment No. 1 to Registration Statement on Form F-1 Filed February 22, 2024 File No. 333-276945

Dear Mr. Fullem,

Please accept this letter as the response of JBDI Holdings Limited (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed with the Commission on February 22, 2024 (the “Registration Statement”). The Company is concurrently filing amendment No. 2 to the Registration Statement with the Commission (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comment has been reproduced below, followed by the Registrant’s response.

Amendment No. 1 to Registration Statement on Form F-1 filed February 22, 2024

General

1. We note you filed the Reorganization Agreement as Exhibit 10.5 in response to prior comment one. We reissue the comment in part. Please file the acquisition agreement and sale and purchase agreement as exhibits to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(2)(i) of Regulation S-K.

Response:

The Registrant has included the Purchase and Sale Agreement dated January 12, 2023 as Exhibit 10.6 in the Revised Registration Statement.

The Registrant has also provided updated interim financial information and each of the other Exhibits to be included in the filing.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	JBDI Holdings Limited